UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Seventy Seven Energy Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

818097107

(CUSIP Number)

October 20, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 818097107

1	Names of Reporting Persons Dan H. Wilks
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,192,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,192,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,192,072
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.4%(1)
12	Type of Reporting Person (See Instructions) IN

(1)	Based on 22,000,000 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the SEC on August 9, 2016.

CUSIP No. 818097107

1	Names of Reporting Persons Staci Wilks
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,192,072
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,192,072
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,192,072
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 5.4%(1)
12	Type of Reporting Person (See Instructions) IN

(1)	Based on 22,000,000 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the SEC on August 9, 2016.

CUSIP No. 818097107

1	Names of Reporting Persons Wilks Brothers, LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) ☒ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 46,824
	6	Shared Voting Power 0
	7	Sole Dispositive Power 46,824
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,824
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 0.2%(1)
12	Type of Reporting Person (See Instructions) OO

(1)	Based on 22,000,000 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the SEC on August 9, 2016.

Item 1.

(a)	Name of Issuer: Seventy Seven Energy Inc.

(b)	Address of Issuer’s Principal Executive Offices:

777 N.W. 63rd Street

Oklahoma City, Oklahoma

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Dan H. Wilks, Staci Wilks, and Wilks Brothers, LLC.

(b)	Address of Principal Business Office or, if None, Residence:

Dan H. Wilks

17010 Interstate 20

Cisco, TX 76437

Staci Wilks

17010 Interstate 20

Cisco, TX 76437

Wilks Brothers, LLC

17010 Interstate 20

Cisco, TX 76437

(c)	Citizenship:

Dan H. Wilks is a citizen of the United States of America.

Staci Wilks is a citizen of the United States of America.

Wilks Brothers, LLC is a limited liability company organized in the State of Texas.

(d)	Title and Class of Securities:

Common Stock, Par Value $0.01

(e)	CUSIP No.: 818097107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)	Amount Beneficially Owned:

The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,238,896 shares of Common Stock (the “Shares”), consisting of 988,896 shares of Common Stock, $0.01 par value per share of the Company (the “Common Stock”) and 250,000 Series A Warrants (the “Warrants”), each of which is exercisable until August 1, 2021, to purchase a single share of Common Stock at an exercise price of $23.82 per share.

(b)	Percent of Class:

The Shares represent approximately 5.6% of the Issuer’s issued and outstanding shares of Common Stock, based on 22,000,000 shares of Common Stock of the Issuer issued and outstanding as of August 4, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the SEC on August 9, 2016.

(c)	Number of shares as to which such person has:

Dan H. Wilks and Staci Wilks each have shared dispositive power and shared voting power of 942,072 shares of Common Stock and 250,000 Warrants, together representing 5.4% of the Issuer’s issued and outstanding Common Stock. Dan H. Wilks and Staci Wilks are husband and wife, and may be deemed to beneficially own the shares of Common Stock beneficially owned by the other person.

Wilks Brothers, LLC has sole dispositive power and sole voting power of 46,824 shares of Common Stock, representing 0.2% of the Issuer’s issued and outstanding Common Stock. Wilks Brothers, LLC is a manager-managed limited liability company, managed by Dan H. Wilks and Farris Wilks. Dan H. Wilks and Farris Wilks may be deemed to indirectly beneficially own the 46,824 shares of Common Stock directly beneficially owned by Wilks Brothers, LLC. Dan Wilks and Farris Wilks are brothers, and may and may be deemed to beneficially own the shares of Common Stock beneficially owned by the other person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable.

Item 8.	Identification and classification of members of the group. See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2016

*
Dan H. Wilks

*
Staci Wilks

WILKS BROTHERS, LLC

By:	/s/ Morgan D Neff
Name:	Morgan D Neff
Title:	Attorney-in-Fact

*By:	/s/ Morgan D Neff
Morgan D Neff, as Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Identification of Members of the Group

99.2	Joint Filing Agreement

99.3	Power of Attorney - Dan H. Wilks

99.4	Power of Attorney - Staci Wilks

99.5	Power of Attorney - Wilks Brothers, LLC